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                                                                   EXHIBIT 12(b)

                             D&N CAPITAL CORPORATION
                Computation of ratio of earnings to fixed charges
                    and preferred stock dividend requirements



                                                       1999          1998
                                                   ----------------------------
                                                   (In thousands, except ratio)

Net income                                            $3,724        $3,914

Fixed charges:
         Advisory fees                                   125           125

Total fixed charges                                      125           125

Earnings before fixed charges                          3,849         4,039

Fixed charges, as above                                  125           125

Preferred stock dividend requirements                  2,723         2,723

Fixed charges including preferred
         stock dividends                              $2,848        $2,848

Ratio of earnings to fixed charges and
         preferred stock dividend requirements          1.35          1.42